FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2004

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F   X      Form 40-F
                                  -----              -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934.)
                                 Yes     No   X
                                  -----     -----
 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release on an announcement in connection with signing of a medium-to-long term coal supply agreement with Shenhua Coal Trading Company by Huaneng Power International Inc., made on July 26, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                              -----------------------------

                          Name: Wang Xiaosong
                          Title: Vice Chairman




Date:  July 26, 2004

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
            Signed a Medium-to-Long Term Coal Supply Agreement with
                         Shenhua Coal Trading Company


(Beijing, China, July 26, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] has signed the "Year 2005-2007 Coal Supply Agreement" (the "Agreement") with Shenhua Coal Trading Company ( "Shenhua Coal" ) today.

Pursuant to the Agreement, Shenhua Coal will be providing to the Company with high-quality thermal coal amounting to 9 million tonnes, 10.5 million tonnes and 11 million tonnes for the years of 2005, 2006 and 2007 respectively. After amicable discussion under the principle of taking up mutual responsibility vis-a-vis market risks, a basic price was set with the guarantee that any annual increase/decrease would not exceed by 5%. Prior to the Agreement, the two parties have already concluded and signed another agreement on increasing allocated coal supply by 1.5 million tonnes to the Company by Shenhua Coal in the second half of 2004.

The annual coal yield of Shenhua Group Co. Ltd. is 120 million tonnes. Currently, it is one of the largest coal suppliers in the PRC and Shenhua Coal is its wholly-owned subsidiary. Throughout the years, Shenhua Coal and the Company have been maintaining good relations regarding coal supplies and other business aspects. In view of the difficult market situations regarding coal supply, electricity demand and transportation, both parties have been working hard on the principles of integrity and mutual benefits with an aim to resolve the problem of power supply shortage during the peak summer season. The cooperation between the two parties exemplifies an excellent operation of a medium-to-long term agreement on coal supply to power companies. The signing of the Agreement is also consistent with the State's objectives and policies in promoting market mechanisms in thermal coal supply.

 Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    - End -

For further information, please contact:
Ms. Meng Jing / Ms. Zhao Lin                   Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.              Rikes Communications Limited
Tel:  (8610) 6649 1856 / 1866                  Tel:  (852) 2520 2201
Fax: (8610) 6649 1860                          Fax: (852) 2520 2241
Email: ir@hpi.com.cn